Filed pursuant to Rule 433

Registration No. 333-262523

Issuer Free Writing Prospectus dated August 10, 2022

Relating to Preliminary Prospectus Supplement dated August 10, 2022

TEXAS INSTRUMENTS INCORPORATED

Pricing Term Sheet

3.650% Notes due 2032

Issuer:	Texas Instruments Incorporated (“TI”)

Principal Amount:	$400,000,000

Maturity:	August 16, 2032

Coupon:	3.650%

Price to Public:	99.709% of principal amount

Interest Payment Dates:	February 16 and August 16, beginning on February 16, 2023, and on the maturity date

Day Count Convention:	30/360

Proceeds (before expenses) to TI:	$397,436,000

Benchmark Treasury:	2.875% due May 15, 2032

Spread to Benchmark Treasury:	90 basis points

Yield to Maturity:	3.685%

Benchmark Treasury Price and Yield:	100-24+; 2.785%

Make-Whole Call:	At any time before May 16, 2032 (three months before the maturity date) at the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on May 16, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	At any time on or after May 16, 2032 (three months before the maturity date) at 100% of the principal amount of notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	August 10, 2022

Settlement Date:	August 16, 2022 (T+4)

Denominations:	$2,000 and multiples of $1,000 thereafter

CUSIP/ISIN:	882508 BP8/US882508PB81

4.100% Notes due 2052

Issuer:	Texas Instruments Incorporated (“TI”)

Principal Amount:	$300,000,000

Maturity:	August 16, 2052

Coupon:	4.100%

Price to Public:	98.707% of principal amount

Interest Payment Dates:	February 16 and August 16, beginning on February 16, 2023, and on the maturity date

Day Count Convention:	30/360

Proceeds (before expenses) to TI:	$294,321,000

Benchmark Treasury:	2.250% due February 15, 2052

Spread to Benchmark Treasury:	110 basis points

Yield to Maturity:	4.176%

Benchmark Treasury Price and Yield:	84-02; 3.076%

Make-Whole Call:	At any time before February 16, 2052 (six months before the maturity date) at the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on February 16, 2052) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	At any time on or after February 16, 2052 (six months before the maturity date) at 100% of the principal amount of notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	August 10, 2022

Settlement Date:	August 16, 2022 (T+4)

Denominations:	$2,000 and multiples of $1,000 thereafter

CUSIP/ISIN:	882508 BQ6/US882508BQ64

Other Information

Ratings:*	Moody’s: Aa3 (stable outlook) S&P: A+ (stable outlook)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about August 16, 2022, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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